UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36539

Sunshine Bancorp, Inc.

(Exact name of registrant as specified in its charter)

102 West Baker Street, Plant City, Florida 33563 (813) 752-6193

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule l5d-6	☐
Rule l 5d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Explanatory Note: On January 1, 2018, Sunshine Bancorp, Inc. (“Sunshine”) merged with and into CenterState Bank Corporation (“CenterState”) pursuant to an Agreement and Plan of Merger dated August 12, 2017 by and between Sunshine and CenterState. This Form 15 is being filed by CenterState as successor to Sunshine by merger.

Pursuant to the requirements of the Securities Exchange Act of 1934 Sunshine has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CENTERSTATE BANK CORPORATION, as successor by merger to Sunshine Bancorp, Inc.

Date: January 2, 2018	By:	/s/ John C. Corbett
John C. Corbett President and Chief Executive Officer